                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                           Transwitch Corporation
                     ----------------------------------
                              (Name of Issuer)

                                Common Stock
                     ----------------------------------
                       (Title of Class of Securities)

                                894065 10 1
                     ----------------------------------
                              (CUSIP Number)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G

CUSIP No. 894065 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Transtech Capital Investments I Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Singapore
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  23,785
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  23,785
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     23,785
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     0.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person
     CO
-------------------------------------------------------------------------------

                                SCHEDULE 13G

CUSIP No. 894065 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Transtech Capital Investments II Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Singapore
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  11,893
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  11,893
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     11,893
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     0.1%
-------------------------------------------------------------------------------
(12) Type of Reporting Person
     CO
-------------------------------------------------------------------------------

                                SCHEDULE 13G

CUSIP No. 894065 10 1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Transtech Venture Management Pte. Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Singapore
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power                  -0-
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                  36,460
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                  -0-
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                  36,460
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     36,460
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     0.3%
-------------------------------------------------------------------------------
(12) Type of Reporting Person
     CO
-------------------------------------------------------------------------------

                                SCHEDULE 13G

CUSIP No. 894065 10 1


ITEM 1(a).  NAME OF ISSUER
            Transwitch Corporation
-------------------------------------------------------------------------------


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
            8 Progress Drive, Shelton, Connecticut 06484
-------------------------------------------------------------------------------


ITEM 2(a).  NAME OF PERSON(S) FILING
            The information contained in Item (1) of the cover page pertaining to each reporting person is incorporated herein by this reference.
-------------------------------------------------------------------------------


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
            The principal business office of each reporting person is located at 6 Shenton Way #20-09, DBS Building Tower Two, Singapore 068809
-------------------------------------------------------------------------------


ITEM 2(c).  CITIZENSHIP
            The information contained in Item (4) of the cover page pertaining to each reporting person is incorporated herein by reference.
-------------------------------------------------------------------------------


ITEM 2(d).  TITLE OF CLASS OF SECURITIES
            Common Stock, par value $.001 per share.
-------------------------------------------------------------------------------


ITEM 2(e).  CUSIP NUMBER
            894065 10 1
-------------------------------------------------------------------------------


ITEM 3.  CLASSIFICATION

         Not Applicable


ITEM 4.  OWNERSHIP

         The information contained in Items (5), (6), (7), (8), (9) and (11) of the cover page pertaining to each reporting person is incorporated herein by this reference. The Development Bank of Singapore Ltd. may be deemed to be the beneficial holder of the 607 shares held by DBS Nominees Pte. Ltd., a wholly-owned subsidiary. The Development Bank of Singapore Ltd. is also a 40% shareholder of Transtech Venture Management Pte. Ltd. ("Transtech") and 22% shareholder of Transtech Capital Investments I Ltd. Transtech holds directly 782 shares of the Issuer and is an investment fund manager that controls voting and investment power over the shares beneficially held by Transtech Capital Investments I Ltd. (23,785 shares) and Transtech Capital Investments II Ltd. (11,893 shares).


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
         Not Applicable
-------------------------------------------------------------------------------

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         Not Applicable
-------------------------------------------------------------------------------


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         Not Applicable
-------------------------------------------------------------------------------


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
         Not Applicable
-------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not Applicable
-------------------------------------------------------------------------------

                                SCHEDULE 13G

CUSIP No. 894065 10 1

ITEM 10. CERTIFICATION

         Not Applicable
-------------------------------------------------------------------------------

                                  SIGNATURE
                                  ---------

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 1997

                                       TRANSTECH CAPITAL INVESTMENTS I LTD.
                                       a Singapore corporation


                                       By: /s/ Richard D. Judkins
                                          -------------------------------------
                                               Attorney-In-Fact


Dated: February 14, 1997

                                       TRANSTECH CAPITAL INVESTMENTS II LTD.
                                       a Singapore corporation


                                       By: /s/ Richard D. Judkins
                                          -------------------------------------
                                               Attorney-In-Fact


Dated: February 14, 1997

                                       TRANSTECH VENTURE MANAGEMENT PTE. LTD.
                                       a Singapore corporation


                                       By: /s/ Richard D. Judkins
                                          -------------------------------------
                                               Attorney-In-Fact

                                SCHEDULE 13G

CUSIP No. 894065 10 1

                                  EXHIBIT A
                                  ---------

                                  AGREEMENT
                                  ---------

    This will memorialize the agreement by and among all of the undersigned that the Amendment No. 1 to Schedule 13G identifying each of the undersigned as "reporting persons" and mailed to Transwitch Corporation ("Transwitch") and filed with the Securities and Exchange Commission on or about February 14, 1997 with respect to the beneficial ownership of shares of Transwitch's Common Stock is being filed on behalf of each of the persons signing below. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 14, 1997

                                       TRANSTECH CAPITAL INVESTMENTS I LTD.
                                       a Singapore corporation


                                       By: /s/ Richard D. Judkins
                                          -------------------------------------
                                               Attorney-In-Fact


Dated: February 14, 1997

                                       TRANSTECH CAPITAL INVESTMENTS II LTD.
                                       a Singapore corporation


                                       By: /s/ Richard D. Judkins
                                          -------------------------------------
                                               Attorney-In-Fact


Dated: February 14, 1997

                                       TRANSTECH VENTURE MANAGEMENT PTE. LTD.
                                       a Singapore corporation


                                       By: /s/ Richard D. Judkins
                                          -------------------------------------
                                               Attorney-In-Fact

                              POWER OF ATTORNEY

     Know all by these presents, that each of the undersigned hereby constitutes and appoints Richard D. Judkins as the undersigned's true and lawful attorney-in-fact, with full power of substitution, for the undersigned and in the undersigned's name, place and stead to:

     1. Execute for and on behalf of the undersigned, with regard to the undersigned's beneficial ownership of securities of Transwitch Corporation, any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder and any Schedule 13D and
Schedule 13G filings pursuant to Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and the rules thereunder;

     2. Do and perform any an all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, Schedule 13D or Schedule 13G and file such Form or Schedule with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority including, without limitation, any and all acts necessary or desirable to effect the electronic filing of same pursuant to the provisions of Regulation S-T promulgated by the SEC; and

     3. Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

     The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing requisite and necessary, to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, may lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers granted herein. Each of the undersigned acknowledges that the foregoing attorney-in-fact, serving in that capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

     This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of the above Forms or Schedules with respect to the undersigned's holdings and transactions in securities issued by Transwitch Corporation unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

Power of Attorney
Page 2


     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 14th day of February, 1997.

The Common Seal of                                    [AFFIXED COMMON SEAL
TRANSTECH CAPITAL INVESTMENTS I LTD.                             OF
was hereunto affixed in the presence of:               TRANSTECH CAPITAL INVESTMENTS I LTD.]

/s/ Eric Ang Teik Lim     /s/ Tham Shook Han
------------------------------------------------
Eric Ang Teik Lim         Tham Shook Han
Director                  Secretary

The Common Seal of                                    [AFFIXED COMMON SEAL
TRANSTECH CAPITAL INVESTMENTS II LTD.                            OF
was hereunto affixed in the presence of:               TRANSTECH CAPITAL INVESTMENTS II LTD.]

/s/ Eric Ang Teik Lim     /s/ Tham Shook Han
------------------------------------------------
Eric Ang Teik Lim         Tham Shook Han
Director                  Secretary

The Common Seal of                                    [AFFIXED COMMON SEAL
TRANSTECH VENTURE MANAGEMENT PTE. LTD.                           OF
was hereunto affixed in the presence of:               TRANSTECH VENTURE MANAGEMENT PTE. LTD.]

/s/ Eric Ang Teik Lim     /s/ Tham Shook Han
------------------------------------------------
Eric Ang Teik Lim         Tham Shook Han
Director                  Secretary